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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                                  CONN'S, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                   208242 10 7
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                                 (CUSIP Number)

                                DECEMBER 16, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
        ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                           VALID OMB CONTROL NUMBER.

                                Page 1 of 4 pages

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CUSIP NO. 208242 10 7                   13 G/A                 Page 2 of 4 Pages
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           THOMAS J. FRANK, SR.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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    3      SEC USE ONLY


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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
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                 5   SOLE VOTING POWER

                     672,973 SHARES (1) (2)
  NUMBER OF    -----------------------------------------------------------------
   SHARES        6   SHARED VOTING POWER
BENEFICIALLY
    OWNED            0
   BY EACH     -----------------------------------------------------------------
  REPORTING      7   SOLE DISPOSITIVE POWER
   PERSON
    WITH             672,973 SHARES (1) (2)
               -----------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER

                     0
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           672,973 SHARES (1) (2)
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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                   [ ]

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    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           2.9% (3)
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    12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

----------------------------

(1) Includes 29,600 shares of common stock that may be acquired upon the exercise of options that are currently exercisable or will become exercisable within the next 60 days.

(2) On January 5, 2006, Mr. Frank sold 20,000 shares at a price per share of $39.2001.

(3) Based on a total of 23,531,022 shares of common stock comprised of (a) 23,501,422 shares of common stock outstanding as of November 28, 2005 as reported in the most recent Conn's Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2005 and (b) 29,600 shares of common stock that are subject to stock options that are either currently exercisable or exercisable within 60 days that are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by Mr. Frank.


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THOMAS J. FRANK, SR.                                           Page 3 of 4 Pages

ITEM 1.      (a)      NAME OF ISSUER:  Conn's Inc.

             (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      3925 College Street, Beaumont, Texas 77701

ITEM 2.      (a)      NAME OF PERSON FILING:  Thomas J. Frank, Sr.

             (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                      RESIDENCE:

                      3295 College Street, Beaumont, Texas 77701

             (c)      CITIZENSHIP:  USA

             (d)      TITLE OF CLASS OF SECURITIES:

                      Common Stock, $0.01 par value

             (e)      CUSIP NUMBER:  208242 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             Not applicable.

ITEM 4.      OWNERSHIP.

             Provide the following information regarding the aggregate number of percentage of the class of securities of the issuer identified in
             Item 1.

             (a)      Amount Beneficially Owned: 672,973 shares (4) (5)

             (b)      Percent of Class: 2.9%6

             (c)      Number of Shares as to Which Such Person Has:

                      (i)      Sole Power to Vote or Direct the Vote:
                               672,973 shares (4) (5)

                      (ii)     Shared Power to Vote or Direct the Vote:  0

                      (iii) Sole Power to Dispose or to Direct the Disposition of: 672,973 shares (4) (5)

                      (iv) Shared Power to Dispose or to Direct the Disposition of: 0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable.


----------------------------

(4) Includes 29,600 shares of common stock that may be acquired upon the exercise of options that are currently exercisable or will become exercisable within the next 60 days.

(5) On January 5, 2006, Mr. Frank sold 20,000 shares at a price per share of $39.2001.

(6) Based on a total of 23,531,022 shares of common stock comprised of (a) 23,501,422 shares of common stock outstanding as of November 28, 2005 as reported in the most recent Conn's Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2005 and (b) 29,600 shares of common stock that are subject to stock options that are either currently exercisable or exercisable within 60 days that are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by Mr. Frank.

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THOMAS J. FRANK, SR.                                           Page 4 of 4 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable.

ITEM 10.     CERTIFICATION.

             Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          3/13/2006
                                            ------------------------------------
                                                            Date


                                                    /s/ Thomas J. Frank
                                            ------------------------------------
                                                    Thomas J. Frank, Sr.